

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2010

<u>Via Facsimile (317) 569-4800 & U.S. Mail</u>
Mr. Clinton Coleman
Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana
46240-7657

> **Re: Bell Industries, Inc.**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed on November 4, 2010**
> **File No. 5-52973**
>
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 4, 2010**
> **File No. 1-11471**
>
> **Schedule 13D/A filed by Newcastle Partners L.P., Newcastle Capital Group**
> **L.L.C., Newcastle Capital Management L.P., B.I. Holdings L.P., Mr. Mark**
> **Schwarz and Clinton Coleman**
> **Filed on July 27, 2010**
> **File No. . 5-52973**

Dear Mr. Coleman:

      We have reviewed the above amended filings and have the following comments.

<u>Schedule 13E-3/A</u>

<u>General</u>

1.   We partially reissue prior comment 8. Please expand upon the "commonplace"
      discussions between the board members and management that you reference in your
      response if such discussions were materially related to the current going private
      transaction.

    2. We note your response to prior comment 2 and partially reissue the comment. Please
       further advise us of the level of engagement of the Newcastle Entities and Messrs.

Schwarz and Coleman in initiating discussions regarding the series of transactions and the decision to agree to vote in favor of such transactions. For example, who on the Board first suggested the series of transactions and/or the termination of registration? Was Newcastle consulted (directly or indirectly) regarding its position regarding the proposed series of transactions (i.e., as to form, timing, or otherwise) during the period the Board considered the going private transaction? Did the Board actively consider the ability of Newcastle to support the transaction as a factor in its decision to approve the reincorporation and reverse stock split?

Schedule 13D/A filed July 27, 2010

3.   We note your response to prior comment 15. Notwithstanding the absence of a formal voting agreement, Item 4 of Schedule 13D requires disclosure of any plans or proposals which may result in the enumerated items listed in subsections (a)-(j). It would appear that given the indication of its intent to vote in favor of the reincorporation and reverse stock split and disclosure of such fact to the Board of the company, that the reporting persons have a plan or proposal that would trigger an amendment to disclosure previously included under Item 4. Please advise or revise.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Janelle Blankenship, Esq.
                        Baker & Daniels, LLP